Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	DealerAdvance, Inc.

Registration Statement on Form SB-2, and as Amended
Filed with the Securities and Exchange Commission on February 14, 2006
(Registration No. 333-131852)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, DealerAdvance, Inc. (the “Company”) hereby applies for the withdrawal of its original registration statement on Form SB-2, File No. 333-131852, which was filed on February 14, 2006 (the “Registration Statement”).

Such withdrawal is requested, as the Company is unable to timely respond to the S.E.C.’s comments at this time. As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Richard I. Anslow, Esq. at (732) 409-1212.

Very truly yours,
DEALERADVANCE, INC.

By:	/s/ Steven Humphries
Steven Humphries
Chief Executive Officer and Chairman of the Board of Directors